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                               September 21, 2020

       Donald Blair
       Chief Executive Officer
       MDH Acquisition Corp.
       600 N. Carroll Ave., Suite 100
       Southlake, TX 76092

                                                        Re: MDH Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
4, 2020
                                                            CIK No. 0001823143

       Dear Mr. Blair:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS Form S-1 submitted September 4, 2020

       Principal Stockholders, page 108

   1. Please include the officers and directors individually and as a group in the beneficial ownership table, as
required by Item 403(b) of Regulation S-K. In addition, please disclose the control
person(s) for MDIH Sponsor LLC.
       Signatures, page II-7

   2. Please include the signatures of the principal executive officer, principal financial officer, the principal
accounting officer or controller and a majority of the board of directors, as required by Instruction
1 to the Signatures in Form S-1.
 Donald Blair
MDH Acquisition Corp.
September 21, 2020
Page 2

        You may contact William Demarest at 202-551-3432 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Brigitte Lippmann at 202-551-3713
with any other questions.



                                                       Sincerely,
FirstName LastNameDonald Blair
                                                       Division of Corporation
Finance
Comapany NameMDH Acquisition Corp.
                                                       Office of Real Estate &
Construction
September 21, 2020 Page 2
cc:       Christopher M. Zochowski
FirstName LastName